Exhibit 99.3

Execution Version

Die deutsche Fassung ist maßgeblich. Die englische Fassung ist eine Übersetzung ausschließlich zu Informationszwecken.	The German version is binding. The English version is a convenience translation for information purposes only.

Vertrag über ein Wertpapierdarlehen	Share Loan Agreement

zwischen	between

Maruho Deutschland GmbH, vertreten durch ihren einzelvertretungsberechtigten Geschäftsführer Takaharu Kato, Hemmelrather Weg 201, 51377 Leverkusen	Maruho Deutschland GmbH, represented by its managing director with sole power of representation Takaharu Kato, Hemmelrather Weg 201, 51377 Leverkusen

(im folgenden „Darlehensgeber” genannt)	(hereinafter referred to as the “Lender”)

und	and

Quirin Privatbank AG, vertreten durch ihren Vorstand, Kurfürstendamm 119, 10711 Berlin	Quirin Privatbank AG, represented by its management board, Kurfürstendamm 119, 10711 Berlin

(im folgenden “Darlehensnehmer” und zusammen mit dem Darlehensgeber die „Parteien” genannt)	(hereinafter referred to as the “Borrower” and, together with the Lender, the “Parties”)

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Präambel:	Preamble:

Der Darlehensnehmer ist eine Wertpapier-handelsbank (Kreditinstitut gem. § 1 Abs. 3d Satz 3 KWG). Die Biofrontera AG (die „Gesellschaft”) ist eine Gesellschaft mit Sitz in Leverkusen und eingetragen im Handelsregister des Amtsgerichts Köln unter HRB 49717. Sie verfügt derzeit über ein im Handelsregister eingetragenes Grundkapital in Höhe von EUR 47.747.515,00, eingeteilt in 47.747.515 auf den Namen lautende Stammaktien in Form von nennbetragslosen Stückaktien, welche im Regulierten Markt der Düsseldorfer und der Frankfurter Wertpapierbörse (ISIN DE0006046113) notiert sind (die „Alten Aktien”). Einige der Alten Aktien sind als American Depositary Shares („ADSs”) an der U.S.-NASDAQ gelistet, wobei ein ADS jeweils zwei Stammaktien repräsentiert. U.S.-Verwahrstelle der ADS ist die Bank of New York Mellon, 101 Barclay Street, New York, New York 10286, USA („BNY Mellon NY”).	The Borrower is a securities trading bank (credit institution pursuant to section 1(3d), sentence 3 German Banking Act). Biofrontera AG (the “Company”) is a company with registered office in Leverkusen entered in the commercial register kept at the Local Court of Cologne under HRB 49717. It currently has a registered share capital in the amount of EUR 47,747,515.00, divided into 47,747,515 registered ordinary shares in the form of no-par value shares listed on the regulated market of the Düsseldorf and Frankfurt Stock Exchanges (ISIN DE0006046113) (the “Old Shares”). Some of the Old Shares are listed on the U.S. NASDAQ in form of American Depositary Shares („ADSs”). One ADS represents to ordinary shares. The U.S. depositary bank for ADS is Bank of New York Mellon, 101 Barclay Street, New York, New York 10286, USA („BNY Mellon NY”).

Die Hauptversammlung der Gesellschaft hat am 28. Mai 2020 beschlossen, das Grundkapital um bis zu EUR 8.969.870,00 gegen Bareinlagen durch Ausgabe von bis zu 8.969.870 neuen, auf den Namen lautenden Stückaktien mit einem rechnerischen Anteil am Grundkapital von je EUR 1,00 und mit voller Gewinnberechtigung ab dem 1. Januar 2020 zu erhöhen (die „Kapitalerhöhung”). Die neuen Aktien sollen zu einem Ausgabebetrag von EUR 1,00 (d.h. Nennbetrag) je neuer Aktie, d.h. zu einem Gesamtausgabebetrag von bis zu EUR 8.969.870,00 ausgegeben werden und von einem Kreditinstitut mit der vertraglichen Verpflichtung übernommen werden, sie den Aktionären im Verhältnis 5:1 zu einem noch festzulegenden Bezugspreis zum Bezug anzubieten (mittelbares Bezugsangebot) und den Mehrerlös - nach Abzug angemessener Kosten - an die Gesellschaft abzuführen. Die nicht in Ausübung des Bezugsrechts bezogenen neuen Aktien können den Aktionären über ihr Bezugsrecht hinaus (Mehrbezug) unter Wahrung des Gleichbehandlungsgrundsatzes sowie Dritten im Rahmen einer Privatplatzierung zum festgesetzten Bezugspreis angeboten werden.	On 28 May 2020, the annual general meeting of the Company resolved to increase the share capital by up to EUR 8,969,870.00 against cash contributions by issuing up to 8,969,870 new no-par value registered shares with a notional share in the share capital of EUR 1.00 each and with full dividend rights as of January 1, 2020 (the “Capital Increase”). The new shares are to be issued at an issue price of EUR 1.00 (i.e. par) per new share, i.e. at a total issue price of up to EUR 8,969,870.00 and shall be subscribed by a credit institution with the contractual obligation to offer them to the shareholders for subscription at a ratio of 5:1 at a subscription price to be determined (indirect subscription offer) and to transfer the additional proceeds - after deduction of reasonable costs - to the Company. New shares not subscribed by exercising the subscription right may be offered to the shareholders in addition to their subscription right (additional subscription) in compliance with the principle of equal treatment and to third parties in a private placement at the determined subscription price.

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Die Gesellschaft beabsichtigt, die Kapitalerhöhung in vollem Umfang umzusetzen und ihr Grundkapital durch Ausgabe der bis zu 8.969.870 neuen, auf den Namen lautenden Stückaktien mit einem rechnerischen Anteil am Grundkapital von je EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2020 (die „Neuen Aktien”) zu erhöhen. Die Gesellschaft beabsichtigt, die Neuen Aktien im Wege eines öffentlichen Angebots in Deutschland in Form eines Bezugsangebots an die Aktionäre der Gesellschaft anzubieten (das „Bezugsangebot”). Die Bezugsfrist soll vom 8. Februar 2021 bis zum 22. Februar 2021 12:00 Uhr laufen („Bezugsfrist”). Der Bezugspreis je Neuer Aktie wird spätestens drei Tage vor Ablauf der Bezugsfrist in den Gesellschaftsblättern (Bundesanzeiger) und über ein elektronisches Informationsmedium bekannt gemacht („Bezugspreis”). Eine von der Gesellschaft festgelegte Anzahl der im Rahmen des Bezugsangebots nicht bezogenen Neuen Aktien sollen den Aktionären zusätzlich zu ihrem Bezugsrecht unter Wahrung des Gleichbehandlungsgrundsatzes („Mehrbezug”) und qualifizierten Anlegern in bestimmten europäischen Ländern im Wege von Privatplatzierungen angeboten werden (die „Privatplatzierung”, und zusammen mit dem Bezugsangebot und dem Mehrbezug das „Europäische Angebot”).

The Company contemplates to perform the Capital Increase and to increase its share capital by issuing the up to 8,969,870 new no-par value registered shares with a notional share in the share capital of EUR 1.00 each and with full dividend rights as of January 1, 2020 (the “New Shares”). The Company contemplates offering the New Shares by way of a public offering in Germany in the form of a subscription rights offer to the Company’s shareholders (the Subscription Offer). The subscription period will run from 8 February 2021 until 15 February 2021, 12.00 noon (“Subscription Period”). The subscription price per New Share will be published in the company gazettes (Bundesanzeiger) and via an electronic information medium no later than three days before the end of the Subscription Period („Subscription Price”). An amount of the New Shares not subscribed in the course of the Subscription Offer to be determined by the Company shall be offered to the shareholders in addition to their subscription right (“Additional Subscription”) in compliance with the principle of equal treatment and to qualified investors in certain European countries by way of private placements (the “Private Placement”, and together with the Subscription Offer and the Additional Subscription the “European Offer”).

Darüber hinaus sollen (i) die Neuen Aktien, die aus den BNY Mellon NY als U.S.-Verwahrstelle zugeteilten Bezugsrechten resultieren, sowie (ii) eine von der Gesellschaft festgelegte Anzahl von Neuen Aktien, die nicht im Rahmen des Bezugsangebots gezeichnet werden, in Form von ADSs neuen Investoren in den Vereinigten Staaten von Amerika (die „Vereinigten Staaten”) im Wege eines fest übernommenen öffentlichen Angebots in Übereinstimmung mit den Registrierungserfordernissen von Section 5 des U.S. Securities Act von 1933 in der jeweils gültigen Fassung (der „Securities Act”) durch The Benchmark Company LLC als US Underwriter (der „US-Manager” und zusammen mit dem Darlehensnehmer die „Banken”) angeboten werden (das „US-Angebot”).	In addition, (i) the New Shares derived from the subscription rights allocated to BNY Mellon NY in its capacity as U.S. depositary bank as well as (ii) an amount of the New Shares not subscribed for in the Subscription Offer to be determined by the Company shall be offered, in the form of ADSs to new investors in the United States of America (the “United States”) by way of an underwritten public offering in compliance with the registration requirements of Section 5 of the U.S. Securities Act of 1933, as amended from time to time (the “Securities Act”), by The Benchmark Company LLC as U.S, underwriter (the “US Manager”, and together with the Borrower the “Banks”) (the “US Offer”).

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Der Darlehensnehmer ist von der Gesellschaft mit der u.a. Herstellung der Girosammelverwahrung und der Beantragung der Börsenzulassungen für die Neuen Aktien mandatiert worden. Die Neuen Aktien sollen zum Handel im Regulierten Markt an der Düsseldorfer Wertpapierbörse und im Regulierten Markt an der Frankfurter Wertpapierbörse im Segment mit weiteren Zulassungsfolgepflichten (Prime Standard) zugelassen werden.	The Company has instructed the Borrower, inter alia, to set up the collective deposit of securities and apply for admission of the New Shares to trading on the stock exchanges. The New Shares are to be admitted to trading on the regulated market of the Düsseldorf Stock Exchange and to trading on the regulated market of the Frankfurt Stock Exchange in the segment with additional post admission obligations (Prime Standard).

Ferner ist der Darlehensnehmer von der Gesellschaft als Bezugsstelle im Sinne von § 186 Abs. 5 AktG (mittelbares Bezugsrecht) mit der Abwicklung des Bezugsangebots beauftragt worden. D.h. der Darlehensnehmer wird Neue Aktien aus der Kapitalerhöhung zum geringsten Ausgabebetrag von EUR 1,00 je Neuer Aktie gem. § 185 AktG zeichnen und gegen Zahlung des Bezugspreises an Aktionäre (bzw. Inhaber von Bezugsrechten) im Rahmen der Ausübung von deren Bezugsrechten sowie weiteren Anlegern liefern.	In addition, the Company also mandated the Borrower as the subscription agent within the meaning of section 186(5) Stock Corporation Act (indirect subscription right) with handling the Subscription Offer. Accordingly, the Borrower shall subscribe for New Shares from the Capital Increase at the lowest issue price of EUR 1.00 per New Share pursuant to section 185 Stock Corporation Act and deliver these, in exchange for payment of the Subscription Price, to shareholders (or holders of subscription rights) as part of the exercise of their subscription rights and other investors.

Der Darlehensgeber ist Inhaber von 13.399.965 Alten Aktien der Gesellschaft (entspricht derzeit ca. 28,06% des Grundkapitals).	The Lender holds 13,399,965 Old Shares in the Company (currently representing approx. 28.06% of the share capital).

Der Darlehensgeber als Aktionär der Gesellschaft unterstützt die Kapitalmarktaktivitäten der Gesellschaft in den Vereinigten Staaten. Damit BNY Mellon NY ADS´s zur Belieferung von etwaigen US Investoren ausstellen kann, hat sich der Darlehensgeber daher bereit erklärt, dem Darlehensnehmer im Wege eines Sachdarlehens zum Zwecke der rechtzeitigen Belieferung von BNY Mellon NY Alte Aktien der Gesellschaft zur Verfügung zu stellen („Wertpapierleihe”). Diese Aktien sollen an BNY Mellon (Deutschland) („BNY Mellon”) geliefert werden.	As the Company’s shareholder the Lender supports the capital market activities by the Company in the United States. In order for BNY Mellon NY to be able to provide potential US investors with ADSs, the Lender has agreed to furnish the Borrower, by way of a loan (Sachdarlehen), with Old Shares in the Company for the purpose of a timely delivery of them to BNY Mellon NY (“Share Loan”). These shares are to be delivered to BNY Mellon (Germany) (“BNY Mellon”).

Da der Darlehensnehmer sämtliche platzierten Neuen Aktien zeichnen wird, wird er im Rahmen der Durchführung der Kapitalerhöhung auch über die zum Zwecke der Rückgewähr der Wertpapierleihe erforderlichen Aktien verfügen. Der Anspruch auf Rückgewähr der Wertpapierleihe soll davon jedoch nicht abhängen.	Since the Lender will subscribe for all placed New Shares, it will have at its disposal the necessary number of New Shares for purposes of repaying the Share Loan. The obligation to repay the Share Loan shall however not depend on this.

Vor diesem Hintergrund vereinbaren die Parteien was folgt:	Now, therefore, the parties agree as follows:

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§ 1 Wertpapierdarlehen, Übertragung der Wertpapiere		Section 1 Share loan, transfer of the shares

1.	Der Darlehensgeber überlässt dem Darlehensnehmer im Wege eines Wertpapierdarlehens insgesamt bis zu 8.969.870 (in Worten acht Millionen neunhundertneunund-sechzigtausendachthundertsiebzig Stück) auf den Namen lautende Stammaktien in Form von nennbetragslosen Stückaktien der Gesellschaft (ISIN DE0006046113), also Alte Aktien, (nachfolgend insgesamt die „Leih-Aktien”).	1.	The Lender shall relinquish to the Borrower by way of a share loan a total of up to 8,969,870 (in words eight million nine hundred sixty nine thousand eight hundred seventy units) ordinary registered shares in the form of no-par value shares of the Company (ISIN DE0006046113), i.e. Old Shares (hereinafter together the “Loan Shares”).

2.	Der Darlehensgeber wird innerhalb von fünf Bankarbeitstagen (Düsseldorf) nach entsprechender Anforderung durch den Darlehensnehmer die in der Anforderung genannte Anzahl Leih-Aktien (ISIN DE0006046113), jedoch nicht mehr als die in § 1 Abs. 1 dieses Vertrags genannte Anzahl, auf das Depot des Darlehensnehmers Nr. 5990480002 bei CBF-Nr. 1255 kosten- und spesenfrei übertragen, frühestens jedoch fünf Bankarbeitstage (Düsseldorf) nach Veröffentlichung des Bezugsangebots durch die Gesellschaft. Der Darlehensgeber haftet nicht für Verzögerungen bei der Abwicklung der Übertragung durch seine Depotbank.	2.	Upon request of the Borrower, the Lender shall transfer the number of Loan Shares specified in this request (ISIN DE0006046113), but no more than the maximum amount specified in Section 1 para. (1) of this Agreement, within five banking days (Düsseldorf) to the Borrower’s securities account no. 5990480002 with CBF-No. 1255 free of charge, but at the earliest five banking days (Düsseldorf) after publication of the Subscription Offer by the Company. The Lender shall not be liable for delays in the execution of the transfer by its custodian bank.

3.	Der Darlehensgeber versichert, dass die übertragenen Leih-Aktien frei von Rechten Dritter sein werden.	3.	The Lender affirms that transferred Loan Shares will be free of third-party rights.

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§ 2 Verwendung der überlassenen Wertpapiere		Section 2 Use of the relinquished shares

Der Darlehensnehmer ist berechtigt und verpflichtet, Leih-Aktien im Umfang der von der Gesellschaft festgelegten Anzahl von Neuen Aktien, die im Rahmen des US-Angebots ausgegeben werden sollen, nach einer entsprechenden Anweisung der Gesellschaft an BNY Mellon zu übertragen, sofern die nachstehenden Bedingungen erfüllt sind:		Following a respective instruction by the Company, the Borrower is entitled and obliged to transfer Loan Shares to BNY Mellon in an amount equal to the number of New Shares designated by the Company to be issued in the US Offer, provided that the following conditions are met:

-	Die Durchführung der Kapitalerhöhung wurde im Handelsregister der Gesellschaft eingetragen.	-	The completion of the Capital Increase has been recorded in the commercial register of the Company.

-	Die Mandatierung des Darlehensnehmers durch die Gesellschaft (wie in der Präambel beschrieben) wurde bis zur Übertragung der Leih-Aktien an BNY Mellon weder von dem Darlehensnehmer noch von der Gesellschaft widerrufen.	-	The engagement of the Borrower (as described in the preamble) has neither been rescinded by the Borrower nor the Company by the time of the transfer of the Loan Shares to BNY Mellon.

-	Die Lieferung der Leih-Aktien vom Darlehnsnehmer an BNY Mellon erfolgt zunächst in ein Treuhanddepot. Der Darlehensnehmer wird BNY Mellon die Übernahme von Leih-Aktien zur Ausgabe und Lieferung von ADS´s an den US-Manager nur im Rahmen eines abzuhaltenden Closing-Calls gestatten, wenn und soweit er zuvor eine Bestätigung des US-Manager in Textform erhalten hat, die im Wesentlichen dem als Anlage beigefügten Entwurf entspricht, wonach (i) der Bezugspreis je Neuer Aktie je für die Durchführung des US-Angebots erforderlicher Leih-Aktie („US-Emissionserlös”) auf einem hierfür vorgesehenen Konto des US-Manager wirtschaftlich zur Verfügung steht und (ii) der Gesamtbetrag im Rahmen des Closing-Calls auf ein vom Darlehensnehmer benanntes Konto übertragen wird, unverzüglich nach Erhalt der entsprechenden Anzahl von ADSs auf einem Depot des US-Manager.	-	The Loan Shares shall be supplied by the Borrower to BNY Mellon initially to an escrow account. The Borrower will only permit BNY Mellon to take over Loan Shares for issue and delivery of ADS´s to the US Manager in a closing call to be held, if and insofar as the Borrower has received a confirmation by the US Manager, in text form and essentially in the form of the draft attached as Annex, pursuant to which (i) the Subscription Price per New Share for each Loan Share required to settle the US-Offer (the “US-Proceeds”) is economically available in a specific account of the US Manager and (ii) the total amount will be transferred in the course of the closing call to an account specified by the Borrower immediately after the receipt of the correspondent number of ADS´s in an account of the US Manager.

	Anderweitige Verfügungen wird der Darlehensnehmer nicht über die Leih-Aktien treffen.		The Lender may not otherwise dispose of Loan Shares.

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§ 3 Verwendung der Erlöse		Section 3 Use of the proceeds

Der Darlehensnehmer ist verpflichtet, den gesamten auf die Leih-Aktien entfallenden US-Emissionserlös zum Erwerb Neuer Aktien aus der Kapitalerhöhung von der Gesellschaft zu verwenden und diese Aktien nach Maßgabe von § 4 dieses Vertrags an den Darlehensgeber zu übertragen.		The Borrower is obliged to use the total amount of US-Proceeds relating to Loan Shares to acquire New Shares resulting from the Capital Increase from the Company and to transfer these shares to the Lender in accordance with Section 4 of this Agreement.

§ 4 Darlehensrückgewähr		Section 4 Repayment of the loan

1.	Der Darlehensnehmer verpflichtet sich, Wertpapiere gleicher Art und Menge wie die Leih-Aktien an den Darlehensgeber nach Maßgabe dieses Vertrags auf das Depot des Darlehensgebers 401784400 bei der Commerzbank AG (CBF 7004) rück zu übertragen („Darlehensrückgewähr”). Wertpapiere sind der gleichen Art, wenn Emittent, Gattung, rechnerischer Nennwert und verbriefte Rechte dieser Wertpapiere und der Leih-Aktien übereinstimmen. Als an der Börse, insbesondere im Regulierten Markt der Düsseldorfer Wertpapierbörse und der Frankfurter Wertpapierbörse (Prime Standard), handelbar gelten für Zwecke dieses Vertrags auch Neue Aktien der Gesellschaft mit abweichender ISIN vor deren Zulassung zum Regulierten Markt und vor der Zusammenlegung mit den Aktien mit der ISIN DE0006046113. Nach Zulassung zum Regulierten Markt werden die Neuen Aktien unter der ISIN DE0006046113 geführt. Der Darlehensnehmer haftet nicht dafür, dass eine Zulassung der Neuen Aktien zum Regulierten Markt erfolgt.	1.	The Borrower undertakes to transfer securities of the same type and quantity as the Loan Shares back to the Lender’s securities account 401784400 held at Commerzbank AG (CBF 7004) subject to the provisions of this Agreement (“Repayment of the Loan”). Securities shall be deemed to be of the same type if the issuer, class and arithmetical nominal value of and the rights attached to these securities are the same as for the Loan Shares. For the purpose of this Agreement, New Shares in the Company with a different ISIN shall be deemed tradable on the stock exchange, in particular in the regulated market of the Düsseldorf Stock Exchange and the Prime Standard segment of the Frankfurt Stock Exchange, prior to their admission to the regulated market and their consolidation with the shares with the ISIN DE0006046113. Following their admission to the regulated market, the shares will be traded under ISIN DE0006046113. The Borrower shall not be liable for admission of the New Shares to the regulated market.

2.	Die Darlehensrückgewähr erfolgt im Fall der Durchführung der Kapitalerhöhung spätestens sieben Bankarbeitstage (Düsseldorf) nach der Eintragung der Durchführung in das zuständige Handelsregister und Einbuchung der Neuen Aktien bei Clearstream Banking AG.	2.	The Repayment of the Loan shall occur, in case the Capital Increase is implemented, no later than seven banking days (Düsseldorf) after the registration of completion with the relevant commercial register and registration of the New Shares with Clearstream Banking AG.

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3.	Im Übrigen erfolgt die Darlehensrückgewähr spätestens fünf Bankarbeitstage (Düsseldorf) nach		3.	Otherwise, the Repayment of the Loan shall occur no later than five banking days (Düsseldorf) after

	a.	der Veröffentlichung der Gesellschaft, dass die Kapitalerhöhung nicht durchgeführt wird, oder		a.	publication by the Company to the effect that the Capital Increase will not be carried out, or

	b.	der endgültigen Ablehnung der Eintragung der Durchführung der Kapitalerhöhung im Handelsregister durch das zuständige Gericht.		b.	final refusal by the competent court to enter completion of the Capital Increase in the commercial register.

4.	Im Falle der Kündigung nach § 6 dieses Vertrags erfolgt die Darlehensrückgewähr unmittelbar.		4.	In the event of termination pursuant to section 6 the Repayment of the Loan shall take place immediately.

5.	Sollte sich im Fall der Nichterfüllung des Anspruchs auf Darlehensrückgewähr nach Abs. 1 der vertragliche Erfüllungsanspruch in einen sekundärrechtlichen Schadensersatzanspruch wandeln, ist der Darlehensnehmer in Bezug auf diejenigen Leih-Aktien, die der Darlehensnehmer gem. § 2 dieses Vertrags an BNY Mellon übertragen hat, mindestens zur Zahlung des Bezugspreises je Leih-Aktie verpflichtet. Weitergehende Schadensersatzansprüche des Darlehensgebers bleiben dadurch unberührt.		5	. Should the Borrower default on the Repayment of the Loan in accordance with para. 1 and the contractual claim for performance convert into a secondary claim for damages, the Borrower shall – in relation to those Loan Shares transferred to BNY Mellon by the Borrower pursuant to Section 2 – be obliged to at least pay the Subscription Price per Loan Share. This shall in no way preclude the Lender from claiming further damages.

§ 5 Entgelt			Section 5 Fees
Die Zurverfügungstellung der Leihaktien erfolgt unentgeltlich.			The Loan Shares shall be provided free of charge.

§ 6 Kündigung			Section 6 Termination

	Für den Fall, dass das US-Angebot, gleich aus welchem Grund, nicht zustande kommt, kann diese Vereinbarung von beiden Parteien schriftlich fristlos gekündigt werden.		Should the US Offer not take place for whatever reason, this Agreement may be terminated by both Parties in writing without notice.

§ 7 Ausübung von Stimmrechten / Ausschüttungen / Bezugsrechte			Section 7 Exercise of voting rights / Dividends / Subscription rights

	1.	Der Darlehensnehmer wird Stimmrechte aus den Leih-Aktien nicht ausüben. Er wird dem Darlehensgeber aber auf Verlangen eine Vollmacht zu Ausübung der Stimmrechte ausstellen.	1.	The Borrower shall not exercise voting rights attached to the Loan Shares. It shall, however, grant the Lender a power of attorney to exercise the voting rights upon request.

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2.	Etwaige Ausschüttungen, die der Darlehensnehmer auf die Leih-Aktien erhält, wird er unverzüglich, spätestens innerhalb von fünf Bankarbeitstagen nach Erhalt, an den Darlehensgeber herausgeben.	2.	The Borrower shall surrender any dividends it receives on Loan Shares without undue delay and within five banking days after receipt at the latest to the Lender.
3.	Der Darlehensgeber wird Bezugsrechte auf Neue Aktien, die ihm im Rahmen der Kapitalerhöhung zustehen, an den Darlehensnehmer übertragen. Sofern dem Darlehensnehmer nach Übertragung der Leih-Aktien Bezugsrechte aus den Leih-Aktien eingebucht werden oder der Darlehensgeber ihm Bezugsrechte überträgt, wird der Darlehensnehmer diese Bezugsrechte ausüben, um seine Pflichten aus den §§ 2 und 3 dieses Vertrags zu erfüllen.	3.	The Lender will transfer Subscription Rights for New Shares granted to the Lender in connection with the Capital Increase to the Borrower. Should any subscription rights attached to the Loan Shares be recorded for the Borrower following transfer of the Loan Shares or should the Lender transfer subscription rights to the Borrower, the Borrower shall exercise such rights in order to fulfil its obligations under section 2 and 3 of this Agreement.

§ 8 Erfüllung gesetzlicher Pflichten in Bezug auf die Leih-Aktien / Freistellung		Section 8 Fulfilment of statutory obligations relating to the Loan Shares / Indemnification

1.	Der Darlehensnehmer wird alle gesetzlichen Pflichten in Bezug auf die Leih-Aktien erfüllen, insbesondere erforderlichen Stimmrechtsmitteilungen gemäß §§ 33 ff. WpHG abgeben. Die Parteien werden sich im Vorfeld der Abgabe von Stimmrechtsmitteilungen über Zeitpunkt und Inhalt der Mitteilungen abstimmen.	1.	The Borrower shall fulfil all statutory obligations regarding Loan Shares, and shall, in particular, make the requisite voting rights notifications in accordance with sections 33 et seq. Securities Trading Act. Prior to issuing a voting rights notification, the Parties will coordinate the timing and content of such notification.

2.	Der Darlehensnehmer stellt den Darlehensgeber von allen Schäden frei, die diesem durch die Nichterfüllung von Pflichten nach Maßgabe des Absatzes 1 durch den Darlehensnehmer entstehen.	2.	The Borrower shall indemnify the Lender against all damages incurred by the latter as a result of the Borrower’s failure to fulfil obligations pursuant to subsection 1.

3.	Sobald der Darlehensnehmer Leih-Aktien an BNY Mellon gemäß § 2 dieses Vertrags überträgt, teilt er dem Darlehensgeber unverzüglich den jeweiligen Zeitpunkt und die jeweilige Anzahl der übertragenen Leih-Aktien mit.	3.	As soon as the Borrower transfers Loan Shares to BNY Mellon in accordance with section 2 of this Agreement, the Borrower shall notify the Lender without undue delay about the respective date and the respective amount of transferred Loan Shares.

§ 9 Verschiedenes		Section 9 Miscellaneous

1.	Ausschließlicher Gerichtsstand für alle aus oder im Zusammenhang mit dieser Vereinbarung entstehenden Streitigkeiten ist Düsseldorf.	1.	The exclusive place of jurisdiction for all disputes arising from or in connection with this Agreement shall be Düsseldorf.

2.	Mündliche Nebenabreden wurden nicht getroffen. Änderungen oder Ergänzungen zu diesem Vertrag bedürfen der Schriftform. Das gleiche gilt für den Verzicht auf das Schriftformerfordernis.	2.	No verbal subsidiary agreements have been made. Any amendments or supplements to this Agreement must be made in writing. The same shall apply to a waiver of the written form requirement.

3.	Sollte eine Bestimmung dieses Vertrages unwirksam oder undurchführbar sein oder werden, so wird hierdurch die Wirksamkeit des Vertrages im Übrigen nicht berührt. Die Parteien werden in einem solchen Fall die unwirksame oder undurchführbare Bestimmung durch eine wirksame und durchführbare Bestimmung ersetzen, die dem gewollten wirtschaftlichen Zweck der unwirksamen oder undurchführbaren Bestimmung möglichst nahe kommt. Entsprechendes gilt für den Fall einer Regelungslücke.	3.	Should a provision of this Agreement be or become invalid or unenforceable, this shall not affect the validity of the remainder of the Agreement. In such a case, the parties shall replace the invalid or unenforceable provision with a valid and enforceable provision that comes as close as possible to the intended economic purpose of the invalid or unenforceable one. The same shall apply to any omission.

	Leverkusen, 4. Februar / 4 February 2021		Berlin, 4. Februar / 4 February 2021

	______________________________		______________________________
	Darlehensgeber / Lender		Darlehensnehmer / Borrower

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Anlage / Annex

Sample Letter by The Benchmark Company to QUIRIN Bank AG

[The Benchmark Company LLC Letterhead]

To:

Quirin Bank AG

Kurfürstendamm 119

10711 Berlin

Germany

Re:	Biofrontera AG (the “Company”)
Capital Increase 2021 – Proceeds Payment Instructions

Dear Ladies and Genlemen:

The Benchmark Company LLC (“Benchmark”), acting as underwriter in the US Offering as part of the Company’s 2021 Capital Increase, hereby irrevocably confirms that an amount equal to the purchase price for the ADSs, i.e. in amount of [_] US dollars in total (“Purchase Price”) and thus an amount of [_] US dollars per ADS (an equivalent of [_] EUR based on the noon buying rate of the Federal Reserve Bank of New York for the Euro on February [_], 2021; amount per ADS, equivalent to the Subscription Price per New Share x 2), each ADS representing two ordinary shares, nominal value EUR 1.00 per share (International Securities Identification Number (ISIN) DE0006046113), is available in a specified account at Royal Bank of Canada (“RBC”), to effect the wire payment of the Purchase Price in connection with the settlement of the US Offer. Benchmark hereby acknowledges its obligation to pay the Purchase Price in full as set forth in paragraph below.

Further, Benchmark confirms that it has irrevocably instructed RBC to initiate a wire payment of the Purchase Price to Quirin Bank AG, immediately (i) after RBC has been informed by BNY Mellon that Quirin Bank AG has released the necessary shares of Biofrontera AG from escrow in order to enable BNY Mellon to create the ADSs, and (ii) upon RBC’s confirmation to Benchmark of its receipt of such shares, both of (i) and (ii) taking place during the closing conference call involving relevant parties.

Payment will be made without any deduction or reserve to the following account:

Account number:	[Number]
Account holder:	Quirin Bank AG

The Benchmark Company LLC

Executed by: ________________________
Name: [_]
Title: [_]

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